SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Northeast Indiana Bancorp, Inc.
                                (Name of Issuer)

                         Northeast Indiana Bancorp, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    664196102
                      (CUSIP Number of Class of Securities)

                                Claudia V. Swhier
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7231
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c.   |_| A tender offer.

d.   |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE
         Transaction Valuation(*)                  Amount of Filing Fee**

             $1,057,100.50                               $124.42

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $23.50 by (B) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

**Determined  pursuant  to  Rule  0-11(b)(1)  as  $1,057,100.50   multiplied  by
..0001177.

|X| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:  $52.15   Filing Party:  Northeast Indiana Bancorp, Inc.


Form or Registration No.:  Schedule 13E-3            Date Filed:  March 16, 2005
                                                                  April 18, 2005
                                                                  May 2, 2005
                                                                  May 10, 2005

                                  INTRODUCTION


     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. This Amendment No. 4, is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report is being filed pursuant to the results of the 1-for-125 reverse stock split followed immediately by a 125-for-1 forward stock split (the "Split Transaction").

     Stockholders holding shares of the Company's capital stock representing the required majority of votes approved the Split Transaction at the Company's annual meeting of stockholders held on June 15, 2005. The Company filed Certificates of Amendment of its Certificate of Incorporation with the Secretary of State of Delaware to effect the Split Transaction on June 15, 2005, and as a result of the effectiveness of the Split Transaction on June 15, 2005, registered stockholders holding less than one share of common stock after the reverse split on that date have the right to receive cash at a price of $23.50 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse split. There were 481 such shareholders holding 44,983 shares, for an aggregate cash pay-out by the Company of $1,057,100.50. Stockholders holding more than one share of common stock after the reverse split participated in the forward split and therefore continued to hold the same number of shares immediately after the Split Transaction as they did immediately before the Split Transaction.

     The Split Transaction has reduced the number of stockholders of record of the Company to less than 300, enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

     Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on May 10, 2005, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16 , 2005

NORTHEAST INDIANA BANCORP, INC.


By:/s/ Stephen E. Zahn
   -------------------------------------
   Stephen E. Zahn
   Chairman and Chief Executive Officer